Exhibit 99.1

LumiraDx Reports First Quarter 2022 Results

Strong Growth in Instruments Delivered to Customers and Continued Innovation on our Platform

London, UK (May 11, 2022), LumiraDx Limited (Nasdaq: LMDX), a next-generation point of care (POC) diagnostics company, today announced financial and operational results for the first quarter ended March 31, 2022.

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For the first three months of 2022, LumiraDx revenue was $126.4 million compared to $106.9 million for the first quarter of 2021
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Customer install base grew to 25,000 Platforms compared to 21,000 at year-end 2021, lead by new instrument placements with U.S. customers
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Q1 revenues for COVID related products were substantial in January at the height of the Omicron wave
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Cash balance at March 31 was $166.0 million; $50 million in financing expected to close in Q2 to fund further instrument placements

“We had a strong start to the year with increased revenues, instrument shipments and validation of our Platform by health systems and global health partners for an expanding menu of tests,” said Chairman and CEO Ron Zwanziger. “We are driving continued momentum and growth potential from our R&D pipeline with recent and planned product launches such as HbA1c, SARS-CoV-2 Ultra and our SARS-CoV-2 & Flu A/B combo and additional claims and markets for CRP and D-Dimer.”

“We have continued to innovate on our Platform with the Ultra test strip design, for which we plan to submit for CE mark shortly and which will deliver high sensitivity diagnostic test results in 5 minutes,” Zwanziger added. “We believe that the time saved will multiply testing throughput for health providers and improve care. Ultra has the potential to move the entire respiratory market to fast, high sensitivity testing.”

2022 First Quarter Financial Highlights

For the three months ended March 31, 2022, LumiraDx delivered revenue of $126.4 million compared to $106.9 million for the first quarter of 2021. SARS-CoV-2 Ag test strips on the LumiraDx Platform contributed $77.5 million and Fast Lab Solutions delivered revenue of $38.3 million. Our manufacturing investments enabled us to fully meet testing demand during the January surge of the COVID-19 pandemic and these investments position LumiraDx for rapid growth in volumes for both our existing products and our R&D pipeline of assays for more than 30 common health conditions.

Total gross margins for the first three months of 2022 were 40% compared to 41% for the same period last year. During the quarter the company delivered more than 4,000 instruments, primarily to U.S. customers, bringing the total to approximately 25,000 Platforms.

Research and development costs were $41.3 million in the first quarter of 2022.Our non-IFRS adjusted research and development costs, excluding amortization and share-based payment expenses, were $39.8 million in the first quarter of 2022, an increase of 53% over same period last year. The increase reflects our investments to open our new R&D center in Glasgow and increased spending to support the imminent launch of several new tests.

First quarter 2022 sales, marketing and administrative expenses were $40.2 million. Adjusted non-IFRS sales, marketing and administrative expenses, excluding amortization and share-based payment expenses, were $33.6 million in the first quarter of 2022, compared to $17.2 million in the first quarter of 2021. Adjusted operating loss for the first quarter of 2022 was $22.9 million. This compares to adjusted operating gain of $0.1 million for the first quarter of 2021.

Our net loss for the first quarter of 2022 was $55.7 million. Our non-IFRS adjusted net loss for the first quarter of 2022 was $32.1 million or $0.13 per fully diluted share compared to an adjusted net loss of $12.2 million or $0.09 per fully diluted share for the same period last year. Adjustments for our non-IFRS net loss in the first quarter of 2022 included a $19.2 million foreign exchange loss related mainly to the accounting for intercompany loan balances with no consolidated cash impact to the enterprise.

Our cash balance on March 31, 2022 was $166.0 million. In April, we entered a new financing agreement to provide working capital to fund additional instrument placements and announced the first closing of $26.1 million with a maximum of $50.0 million in aggregate investment which we anticipate completing before the end of the second quarter of 2022.

Conference Call

LumiraDx’s senior management team will host a conference call today at 4:30 pm ET to discuss the company’s financial results and business updates. Call in details and a link to view the webcast may be found at https://investors.lumiradx.com/news-and-events/investor-calendar. A replay of the webcast will be available on the Investor's section of the company's website at investors.lumiradx.com shortly after the conclusion of the call. The webcast will be archived for 12 months.

About LumiraDx

LumiraDx (Nasdaq: LMDX) is a next-generation point of care diagnostics company that is transforming community-based healthcare. Founded in 2014, LumiraDx manufactures and commercializes an innovative diagnostic Platform that supports a broad menu of tests with lab comparable performance at the point of care. LumiraDx diagnostic testing solutions are being deployed by governments and leading healthcare institutions across laboratories, urgent care, physician offices, pharmacies, schools, and workplaces to screen, diagnose, and monitor wellness as well as disease. LumiraDx has, on the market and in development, 30+ tests covering infectious diseases, cardiovascular diseases, diabetes, and coagulation disorders, all on the LumiraDx Platform. In addition, LumiraDx has a comprehensive portfolio of fast, accurate, and cost-efficient COVID-19 testing solutions from the lab to point of need.
LumiraDx is based in the UK with more than 1600 employees worldwide.

Further information on LumiraDx and the LumiraDx Platform is available at www.lumiradx.com

Contact:

Colleen McMillen

Colleen.McMillen@lumiradx.com

+1.917.344.9360

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the effectiveness of our strategy, the timing of expected product launches, regulatory approvals, the advancement of our pipeline of tests, the benefits and performance of our tests, and the timing and availability of additional investments under our financing agreement. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, general economic, political and business conditions; the effect of COVID-19 on LumiraDx's business and financial results; obtaining or maintaining regulatory approval, authorization or clearance for our tests; and those factors discussed under the header "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission, or SEC, on April 13, 2022 and other filings that we make with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this press release, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

The securities offered in connection with the financing agreement described above have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or other jurisdiction in the U.S, and may not be offered, pledged, sold, delivered or otherwise transferred, directly or indirectly, in the U.S. except pursuant to registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and, in each case, in compliance with applicable other securities laws.

Non-IFRS Financial Measures

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-IFRS financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-IFRS financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and margins are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating loss, gross margin or net income (loss) or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

We define non-IFRS operating loss and non-IFRS net income (loss) as operating loss and net income (loss), respectively, excluding amortization, share-based payments, IFRS 2 listing expense, change in fair value of financial instruments, foreign exchange (gain)/loss, dividends on preferred shares and non-cash interest. We define non-IFRS expenses as expenses, excluding amortization and share-based payments. We recommend that you review the reconciliation of the non-IFRS measure to the most directly comparable IFRS financial measure provided in the financial statement tables included below, and that you not rely on any single financial measure to evaluate our business.

LUMIRADX LIMITED

Unaudited Consolidated Statement of Financial Position

	MARCH 31, 2022	DECEMBER 31, 2021
	(in thousands)
ASSETS
Non–Current Assets
Other non-current assets	$592	$569
Intangibles and goodwill	35,723	37,048
Right-of-use assets	25,823	27,746
Property, plant and equipment	172,691	173,397
Total Non-Current Assets	234,829	238,760
Current Assets
Inventories	164,729	149,055
Tax receivable	16,061	15,022
Trade and other receivables	77,562	109,798
Cash and cash equivalents	166,046	132,145
Total Current Assets	424,398	406,020
TOTAL ASSETS	$659,227	$644,780
LIABILITIES AND EQUITY
Liabilities
Non-Current Liabilities
Debt due after more than one year	$(356,560)	$(301,129)
Lease liabilities	(24,132)	(25,514)
Stock warrants	(5,002)	(10,407)
Deferred tax liabilities	(676)	(779)
Total Non-Current Liabilities	(386,370)	(337,829)
Current Liabilities
Debt due within one year	(155)	(191)
Government and other grants	(35,663)	(38,941)
Trade and other payables	(105,932)	(99,641)
Lease liabilities due within one year	(5,747)	(5,582)
Total Current Liabilities	(147,497)	(144,355)
Equity
Share capital and share premium	(755,083)	(754,023)
Foreign currency translation reserve	10,308	19,706
Other reserves	(104,957)	(104,957)
Accumulated deficit	723,995	676,223
Total equity attributable to equity holders of the parent	(125,737)	(163,051)
Non-controlling interests	377	455
Total Equity	(125,360)	(162,596)
TOTAL EQUITY AND LIABILITIES	$(659,227)	$(644,780)

LUMIRADX LIMITED

Unaudited Consolidated Statement of Profit and Loss and Comprehensive Income

	THREE MONTHS ENDED MARCH 31,
	2022	2021
	(in thousands, except share and per share data)
Revenue
Products	$125,628	$105,786
Services	786	1,086
Total Revenue	126,414	106,872
Cost of sales
Products	(76,363)	(63,072)
Services	(23)	(483)
Total Cost of Sales	(76,386)	(63,555)
Gross Profit	50,028	43,317
Gross Profit Margin	40%	41%
Research and development expenses	(41,319)	(26,741)
Selling, marketing and administrative expenses	(40,156)	(38,051)
Operating Loss	(31,447)	(21,475)
Finance income	5,417	6,583
Finance expense	(27,423)	(165,984)
Net finance expense	(22,006)	(159,401)
Loss before Tax	(53,453)	(180,876)
Tax (expense)/credit for the period	(2,217)	87
Loss for the period	$(55,670)	$(180,789)
Loss attributable to non-controlling interest	78	44
Net loss attributable to equity holders of parent—basic and diluted	$(55,748)	$(180,833)
Net loss per share attributable to equity holders of parent—basic and diluted	$(0.22)	$(1.37)
Weighted-average number of Ordinary Shares used in loss per share—basic and diluted	253,074,575	132,204,201

LUMIRADX LIMITED

Unaudited Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures

	THREE MONTHS ENDED MARCH 31,
	Cost of Goods Sold		Research and Development		Selling, Marketing and Administrative
	2022	2021	2022	2021	2022	2021
	(in thousands)
IFRS Financial Measure	$(76,386)	$(63,555)	$(41,319)	$(26,741)	$(40,156)	$(38,051)
Amortization	-	-	42	44	483	538
Share-based payments	403	-	1,514	724	6,059	20,278
Non-IFRS Adjusted Financial Measure	$(75,983)	$(63,555)	$(39,763)	$(25,973)	$(33,614)	$(17,234)

	THREE MONTHS ENDED MARCH 31,
	Gross Margin		Operating Loss		Net Loss		Diluted EPS
	2022	2021	2022	2021	2022	2021	2022	2021
	(in thousands)
IFRS Financial Measure	$50,028	$43,317	$(31,447)	$(21,475)	$(55,670)	$(180,789)	$(0.22)	$(1.37)
Amortization	-	-	525	582	525	582	-	-
Share-based payments	403	-	7,976	21,002	7,976	21,002	0.03	0.16
Change in fair value of financial instruments	-	-	-	-	(5,416)	131,102	(0.02)	1.00
Foreign exchange loss/(gain)	-	-	-	-	19,209	(6,544)	0.08	(0.05)
Dividends on preferred shares	-	-	-	-	-	5,326	-	0.04
Non-cash interest	-	-	-	-	1,276	17,161	-	0.13
Non-IFRS Adjusted Financial Measure	$50,431	$43,317	$(22,946)	$109	$(32,100)	$(12,160)	$(0.13)	$(0.09)
Adjusted Gross Profit Margin	40%	41%

LUMIRADX LIMITED

Unaudited Consolidated Statement of Cash Flows

	THREE MONTHS ENDED MARCH 31,
	2022	2021
	(in thousands)
Cash Flows from Operating Activities
Loss for the period	$(55,670)	$(180,789)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Depreciation	7,880	3,490
Amortization	525	582
Net finance expenses	22,023	153,862
Equity based share based payment transactions	7,976	21,002
Increase in tax receivable	(1,470)	(688)
Accrued preferred shares dividends	-	5,327
Changes to working capital:
Inventories	(18,608)	(57,659)
Trade and other receivables	31,840	48,491
Trade payables and other liabilities	3,601	(2,889)
Net Cash used in Operating Activities	(1,903)	(9,271)
Cash Flows from Investing Activities
Purchases of property, plant, equipment	(10,259)	(35,427)
Net Cash generated used in Investing Activities	(10,259)	(35,427)
Cash Flows from Financing Activities
Proceeds from debt issuance, net of issuance costs	-	364,310
Proceeds from issuance of convertible notes, net of issuance costs	54,500	-
Shares issued on the exercise of share options	1,060	-
Repayment of principal portion of lease liabilities	(1,539)	(1,172)
Cash interest paid, net of interest received	(6,100)	(5,522)
Early extinguishment of debt	-	(2,350)
Repayments of debt	(36)	(140,103)
Net Cash generated from Financing Activities	47,885	215,163
Net Increase in Cash and Cash Equivalents	$35,723	$170,465
Movement in Cash and Cash Equivalents
Cash and cash equivalents at the beginning of the period	$132,145	$161,172
Exchange (loss) / gain on cash and cash equivalents	(1,822)	2,881
Net Increase in cash and cash equivalents	35,723	170,465
Cash and Cash Equivalents at the end of the period	$166,046	$334,518